THE OPTICAL GROUP
Member Agreement                                                             Attachment 1.a.

1)	Members of The Optical Group will be required to pay an annual Membership Fee, payable every January 15th. The Membership Fee is set at $250.00.

The Member's month end statements from approved Suppliers will be forwarded directly to The Optical Group.

The Member's month end statements of approved Suppliers will be paid by The Optical Group on behalf of the Member, and will be maintained in a current status.

4) The Member will receive a month end Summary Statement from The Optical Group.

5) Payment of the Member's month end Summary Statement is expected by the 15th day of each month.

6)	The following penalties for late payment will apply: I. Payments received after:
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i)	the 17th of the month; 2% of the month's total net purchases
ii) the 20th of the month; 2% interest plus loss of all discount
iii)
the 25th of the month; 2% interest, loss of all discount, plus your account will be placed on "Credit Hold" with all Suppliers until all purchases are paid. Upon receipt of full payment, a "Credit Hold" account will be evaluated to determine whether a resumption of purchasing through the buying group will be permitted.

In the event of default payment to The Optical Group, the principals, owners, and/or the undersigned, assume personal responsibility/Liability for all outstanding balances, finance charges, and fees associated with any and all attempts to collect past due balances.

III. Any unauthorized deductions to payment are subject to a 10% interest charge.
IV. NSF cheques are subject to a $35 charge plus applicable interest.

The Applicant hereby grants The Optical Group security interest in all products sold to the Owner, Principal, or Corporation hereunder to secure due and punctual payment.

8)
Termination of a Member from The Optical Group will be accepted upon receipt of written notification from the Member. The Member's termination from The Optical Group will take effect at the end of the month following receipt of notification.

9)	THE OPTICAL GROUP RESERVES THE RIGHT TO TERMINATE MEMBERSHIP AS IT DEEMS NECESSARY AT ANY TIME WITHOUT WRITTEN NOTICE.
The terms and conditions outlined above are acceptable to us and hereby agreed to.

BUSINESS NAME                                                           LEGAL BUSINESS NAME

SIGNATURE: OWNER AND/OR PRINCIPAL PRINT NAME: OWNER AND/OR PRINCIPAL

SIGNATURE: OWNER AND/OR PRINCIPAL PRINT NAME: OWNER AND/OR PRINCIPAL

DATE;
Rev. 19/05/06

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Attachment 1.b.
4
THE OPTICAL GROUP
May /4, 2004

Mr: Mark Levinson Allison Canada Inc 3998 Chesswood Dr. Toronto, Ontario. M3J 2W6

Dear Mark:

Thank You for your support of The Optical Group.

Further to our discussion regarding Allison Canada beeoming a preferred Supplier to the Optical Group,! would Hie to confirm the follOWhip; terinS-

I) Allison Canada Inc will become a preferred Supplier commencing June 1, 2004.

2) Optical Group Members will place their orders directly with your company.

3) Your invoice will accompany all produet orders shipped to our Members.

4) Month End Statements:

•	The Member's month end statements will be encoded with their 4 digit Group number. Two copies of each Member's statement will be sent to The Optical Group for payment by the date deadlines attached,
•	A summary report of the month's purchases by Member will be included with statements.
•	Member's statement data will be made available by floppy disc or by email, in the format attached, and will be emailed or included with the statements by the designated due dates.

5) Discount to The Optical Group will be 13%, which will be deducted from our payment. The Optical Group will pass a 10% discount.to the Members.

6) The Optical Group will make payment of all Member's statements, less discount, by the 20th of the mnnth following statement date.

Please find attached, an example of a Member's Purchasing Summary, Flat File Import Format as well as a list of Statement ate Dates. The Membership List has been emailed to you in the Excel file format as requested.

If you are in agreement with the terms as listed above please sign one copy and return it to me at your convenience. I look forward to working with you, and with Allison Canada.

Yours truly,                                                                       Allison Cana

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Grant Osborne President

Mark Levinson President

20 Elgin Street East, Suite 2002 Oshawa, Ontario 1,1G 1S8

Tel: 905-728-0906 / 1-800-263-0010 Fax: 905-4344579 / 1,800-39.8-9913

Email: theopticalgroup@bellnet.ca

THE OPT/CAL GROUP=
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Mr. Daniel Laoun George et Plaina
4012 rue Saint-Denis Montreal, QC.
I-12W 2M2

January 3, 2006 Dear Daniel:
We are pleased to welcome George et Phina as a preferred frame Supplier to The Optical Group effective January 1, 2006. We would like to confirm the following requirements:

The Vendor will consider each Optical Group Member as a "ship to" sub account of The Optical Group. Each Member's statement from the Vendor will show the Member's Optical Group number as outlined on the Membership list attached.
2.	Copies of all invoices will be shipped to the Member with each order.
3.
Two copies of each Member's month-end statement will be sent to The Optical Group's head office by the deadlines listed on the attached schedule. The Vendor will email or send on disc, their month-end statement data in conjunction with the delivery of their month-end statements.

5.           Discount offered to The Optical Group will be 5%. This discount will be deducted by The Optical Group from each Member's month-end statement total. 6,The minimum monthly discount retained by The Optical Group will be 2.5% or
$350.00 which ever is greater. This minimum will take effect September 1, 2006.
7.	Payment to the Vendor is guaranteed by The Optical Group, and will be made by the 20th of the following month.
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The Vendor will be notified by fax or email of any Membership changes. Penalties will apply if the Vendor if found selling to any Member who has been placed on Credit Hold by The Optical Group. See the attached memo dated December 30, 2004.

Please let me know if you have any questions regarding these requirements. Please sign 'and return one copy of this letter indicating your agreement to these conditions. Again, welcome to The Optical Group. We look forward to a mutually profitable relationship.

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Grant Osborne                                                                     Daniel Laoun
President .                                                                       Director

20' Elgin Street East, Suite .200, Oshawa, Ontario LIG 1S8

Tel; 905-728,-0906 / 1-800-263-0010 Tax: 9054344579 / 1-800-398-9913

Email: theopticalgroup@bellnet.ca